


SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH. D.C.
156
SECTION

SECURITI 07002643 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51356

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NEXT Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 Wilcrest Drive, Suite 620
(No. and Street)

Houston	Texas	77042
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 6 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark S. Brooks ____________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEXT Financial Group, Inc. ____________________, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title


PATRICK R. MCKEE
Notary Public, State of Texas
My Commission Expires
November 22, 2009

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NEXT FINANCIAL GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2006

NEXT FINANCIAL GROUP, INC.

CONTENTS



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Independent Auditor's Report

To the Board of Directors and Stockholders
NEXT Financial Group, Inc.

We have audited the accompanying statement of financial condition of NEXT Financial Group, Inc. as of December 31, 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NEXT Financial Group, Inc., as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 23, 2007

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

NEXT FINANCIAL GROUP, INC.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents	$ 3,089,561
Receivable from broker-dealers and clearing organizations	2,267,518
Marketable securities	461,123
Property and equipment, net of accumulated depreciation	668,775
Receivable – related party	731,168
Other assets	1,188,604
	$ 8,406,749

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 636,175
Commissions payable	3,324,735
Securities sold, not yet purchased	1,600
	3,962,510
Stockholders' equity	
Common stock, 5,000 shares authorized with $.01 par value, 5,000 shares issued and outstanding	50
Additional paid-in capital	3,658,508
Retained earnings	785,681
Total stockholders' equity	4,444,239
	$ 8,406,749

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Income
For the Year Ended December 31, 2006

Revenues	
Commissions income	$ 65,266,414
Investment advisory fees	11,621,510
Other revenue related to securities	2,120,124
Interest income	411,145
Total revenues	79,419,193
Expenses	
Salaries and other employment costs	4,688,199
Commissions and clearance paid other brokers	67,780,924
Communications	447,929
Occupancy and equipment costs	675,838
Promotional costs	2,688,495
Interest expense	384
Regulatory fees and expense	50,278
Other expenses	899,531
Total expenses	77,231,578
Net income before income taxes	2,187,615
Provision for federal income taxes - current	(761,978)
Provision for federal income taxes - deferred	55,600
Provision for state income taxes	(92,000)
Net Income	$ 1,389,237

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2006

	Common Stock Shares Issued	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2005	5,000	$ 50	$3,658,508	$ (603,556)	$3,055,002
Net income				1,389,237	1,389,237
Balance at December 31, 2006	5,000	$ 50	$3,658,508	$ 785,681	$4,444,239

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2006

Balance at December 31, 2005	$ -0-
Increases	-0-
Decreases	-0-
Balance at December 31, 2006	$ -0-

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$1,389,237
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	309,619
Change in assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(564,007)
Decrease in marketable securities	103,281
Increase in receivable – related party	(330,976)
Increase in other assets	(690,872)
Decrease in accounts payable and accrued expenses	(44,582)
Increase in commissions payable	955,111
Increase in securities sold, not yet purchased	1,600
Net cash provided by operating activities	1,128,411
Cash flows from investing activities:	
Purchase of property and equipment	(336,942)
Net cash (used) by investing activities	(336,942)
Cash flows from financing activities:	
Net cash provided by financing activities	-0-
Net increase in cash and cash equivalents	791,469
Cash and cash equivalents at beginning of year	2,298,092
Cash and cash equivalents at end of year	$3,089,561
Supplemental disclosures:	
Cash paid during the year for:	
Interest	$ 384
Income taxes	$ 221,237

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Notes to Financial Statements
December 31, 2006

Note 1 - Summary of Significant Accounting Policies

NEXT Financial Group, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is a Virginia corporation. The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), whereby a clearing broker-dealer performs clearing functions for all broker/dealer transactions with customers and brokers and dealers on a fully disclosed basis. The Company also has agreements for clearing functions with other various mutual fund and variable annuity brokers. The Company receives commissions on trades that are facilitated through the clearing broker-dealer and other brokers.

The Company is a wholly owned subsidiary of NEXT Financial Holdings, Inc. ("Holdings").

Security transactions (and related commission revenue and expense) are recorded on a trade date basis. Commission revenue and related expenses from the sale of mutual funds are recorded on a trade date basis.

Securities readily marketable are carried at market value as determined by quoted market prices and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Advertising costs are expensed as incurred. Total advertising costs incurred for the year ended December 31, 2006 were $238,721 and are reflected in promotional costs.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible

Note 1 - Summary of Significant Accounting Policies, continued

for tax reporting purposes. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006 the Company had net capital of approximately $1,682,831 and net capital requirements of $264,193. The Company's ratio of aggregate indebtedness to net capital was 2.35 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Income Tax Matters

The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to (refundable from) the tax authority is recognized on the financial statements of the parent company who is the taxpayer for income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the

Note 4 - Income Tax Matters, continued

member's inclusion in the consolidated return, or the member makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return. The result of these allocations is reported on the accompanying balance sheet under the caption "Receivable – related party" as the liability due the Parent of $269,406 was netted against receivables owed the Company.

The Company also recognizes deferred tax assets on deductible temporary differences and deferred tax liabilities on taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. As those differences reverse, they will enter into the determination of future taxable income included in the consolidated tax return. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Deductible temporary differences relate primarily to certain accrued expenses and taxable temporary differences relate primarily to property and equipment.

Note 5 - Operating Leases

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year:

Year ending December 31,	
2007	$ 241,747
2008	248,519
2009	249,763
2010	249,763
2011	41,627
	$1,031,419

Rental expense for the year ended December 31, 2006 was $287,046 and is reflected in occupancy and equipment costs.

Note 6 - Employee Benefits

The Company has a 401(k) savings plan for all employees who have completed one month of service. The plan allows the Company to make discretionary matching contributions, as well as additional discretionary contributions. The Company made contributions of $73,537 to the plan for the year ended December 31, 2006.

Note 7 - Property and Equipment

The classes of property and equipment are as follows:

Furniture and fixtures	$ 197,942
Computer equipment and software	1,267,794
Leasehold improvements	52,223
	1,517,959
Less: accumulated depreciation	(849,184)
	$ 668,775

Depreciation expense for the year ended December 31, 2006 was $309,619 and is reflected in occupancy and equipment costs.

Note 8 - Concentration Risk

At December 31, 2006, and at various other times during the year, the Company had cash balances in excess of federally insured limits of $100,000.

Note 9 - Commitment and Contingencies

The Company has been named along with other defendants in arbitration proceedings and lawsuits incidental to its securities business. The plaintiffs seek damages in excess of $2,300,000. Management intends to present a vigorous defense.

The ultimate outcome of these proceedings and lawsuits cannot presently be determined. Accordingly, no provision for any liability related to this matter has been made in these financial statements.

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2006, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2006

Schedule I

NEXT FINANCIAL GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF NET CAPITAL

Total owner's equity qualified for net capital		$4,444,239
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		4,444,239
Deductions and/or charges		
Non-allowable assets:		
Receivable from broker-dealers and clearing organizations	$ 29,672	
Property and equipment	668,775	
Other assets	1,188,604	
Receivable – related party	731,168	
Deficits in clearing account	3,680	
Excess blanket bond deductible	6,536	(2,628,435)
Net capital before haircuts on securities positions		1,815,804
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Money market accounts	110,361	
Undue concentration	21,989	
Marketable securities	623	(132,973)
Net capital		$1,682,831

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 636,175
Commissions payable	3,324,735
Total aggregate indebtedness	$3,960,910

Schedule I (continued)

NEXT FINANCIAL GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 264,193
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 264,193
Net capital in excess of required minimum	$1,418,638
Excess net capital at 1000%	$1,286,740
Ratio: Aggregate indebtedness to net capital	2.35 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The differences in the computation of net capital under Rule 15c3-1 from the Company's computation are as follows:

Net capital per Company's unaudited Focus IIA	$ 1,688,378
Decrease in non allowable assets	989
Increase in other deductions and/or changes – excess blanket bond deductible	(6,536)
Net capital per audited report	$1,682,831

Schedule II

NEXT FINANCIAL GROUP, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Pershing, LLC

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended

December 31, 2006



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
and Stockholders
NEXT Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental information of NEXT Financial Group, Inc. (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 23, 2007

END